United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of

July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Vale prices US$942 million mandatorily convertible notes due 2012
Rio de Janeiro, July 7, 2009 — Vale S.A. (Vale) hereby announces the pricing of a US$941,658,400 offering of mandatorily convertible notes due 2012 through its wholly-owned subsidiary Vale Capital II.
The US$292,445,150 Guaranteed Notes due 2012, Series VALE-2012 (the “Series VALE-2012 Notes”) will bear interest at 6.75% per year, payable quarterly. At their maturity on June 15, 2012, or upon certain events earlier, the Series VALE-2012 Notes will be mandatorily converted to American Depositary Shares (ADSs), each representing one common share of Vale. Additional remuneration will be payable based on the net amount of cash distributions paid to ADS holders.
The US$649,213,250 Guaranteed Notes due 2012, Series VALE.P-2012 (the “Series VALE.P-2012 Notes”) will bear interest at 6.75% per year, payable quarterly. At their maturity on June 15, 2012, or upon certain events earlier, the Series VALE.P-2012 Notes will be mandatorily converted to ADSs, each representing one preferred class A share of Vale. Additional remuneration will be payable based on the net amount of cash distributions paid to ADS holders.
The American Depositary Shares into which the Series VALE-2012 Notes and the Series VALE.P-2012 Notes are convertible will represent up to an aggregate of 18,415,859 common shares and 47,284,800 preferred class A shares of Vale, all of which Vale currently holds in treasury.
Vale will use the net proceeds of this offering for general corporate purposes.
The notes will be unsecured and unsubordinated obligations of Vale Capital II and will be fully and unconditionally guaranteed by Vale. The guarantee will be an unsecured and unsubordinated obligation of Vale.
Citi and J.P. Morgan acted as book-running underwriters.
Vale and Vale Capital II have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents Vale and Vale Capital II have filed with the SEC for more complete information about the companies and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a prospectus upon request by contacting Citi at Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220 (tel: 1-800-831-9146) or J.P. Morgan at Prospectus Library, 4 Metrotech Center, CS Level, Brooklyn, New York 11224 (collect call: 718-242-8002).

This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.
Date: July 7, 2009	By:	/s/ Guilherme Perboyre Cavalcanti
Guilherme Perboyre Cavalcanti
Finance Director